Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

BLUE APRON HOLDINGS, INC.

(Name of Subject Company (issuer))

BASIL MERGER CORPORATION

(Offeror)

a wholly owned subsidiary of

WONDER GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Table 1-Transaction Valuation

	Transaction Valuation(1)	Fee rate	Amount of Filing Fee(2)
Fees to Be Paid	$102,781,393.00	0.0001476	$15,170.53
Fees Previously Paid	$0		$0

Total Transaction Valuation	$102,781,393.00
Total Fees Due for Filing			$15,170.53
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$15,170.53

(1)	Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (a) the product of (i) $13.00, the purchase price per share (the “Offer Price”) of Blue Apron Holdings, Inc. (“Blue Apron”) Class A common stock, par value $0.0001 per share (each such share, a “Share”), net to the stockholder in cash, without interest and less any applicable tax withholding, and (ii) 7,696,606 Shares issued and outstanding, (b) the product of (i) 0 Shares issuable pursuant to outstanding stock options with an exercise price less than the Offer Price and (ii) the difference between the Offer Price and the weighted average exercise price for such options, (c) the product of (i) 189,973 Shares issuable pursuant to outstanding restricted stock units and (ii) the Offer Price and (d) the product of (i) 19,682 Shares issuable pursuant to outstanding vested performance stock units and (ii) the Offer Price. The calculation of the filing fee is based on information provided by Blue Apron as of October 12, 2023.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.0001476.